UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

HILLENBRAND, INC.
(Exact name of registrant as specified in its charter)
___________________________________________________________

Indiana	1-33794	26-1342272
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One Batesville Boulevard Batesville, Indiana 47006
(Address of principal executive offices)(Zip Code)

Nicholas R. Farrell Hillenbrand, Inc. Vice President, General Counsel, and Secretary 812-934-7500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

____________________________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2015 to December 31, 2015

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Hillenbrand, Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is made publicly available on the Investor Relations page of Hillenbrand, Inc.’s website under SEC filings at:
http://ir.hillenbrand.com/investor-relations/financial-reports/sec-filings/default.aspx

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hillenbrand, Inc.
(Registrant)

/s/ Nicholas R. Farrell	May 31, 2016
Nicholas R. Farrell	(Date)
Vice President, General Counsel
and Secretary

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